E-3

Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

( in thousands )	Years ended December 31,
	2004	2003	2002
Earnings as Defined:
Earnings from operations before income taxes after eliminating undistributed earnings of 20% - to 50%-owned affiliates	$551,531	$432,086	$316,889
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	39,009	38,226	34,618

Earnings as defined	$590,540	$470,312	$351,507

Fixed Charges as Defined:
Interest expense, including amortization of debt issue costs	$30,878	$31,593	$28,301
Interest capitalized	600	491	625
Portion of rental expense representative of the interest factor	8,131	6,633	6,317
Preferred stock dividends of majority-owned subsidiary companies	80	80	80

Fixed charges as defined	$39,689	$38,797	$35,323

Ratio of Earnings to Fixed Charges	14.88	12.12	9.95